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VIA EDGAR

April 28, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

Re:	Apex Technology Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 2, 2021
File No. 333-252712

Dear Mr. Austin:

On behalf of our client, Apex Technology Acquisition Corporation (the “Company”), we are providing this letter in response to the comment below of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your comment letter, dated April 19, 2021 (the “Comment Letter”), regarding the amended registration statement mentioned above (the “Registration Statement”).

For ease of review, we have reproduced the Staff’s comment in italicized type below and have provided the Company’s response following it.

3. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of common stock as determined by the exchange ratio described in the Business Combination Agreement.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes AvePoint’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

AvePoint’s Board of Directors (the “AvePoint Board”) intended all options granted to be exercisable at a price per share no less than the per share fair value of the common stock of AvePoint underlying those options on the date of

April 28, 2021

grant. The estimated fair value of the voting common stock underlying stock options was determined at each grant date by the AvePoint Board and was supported by periodic independent third-party valuations. The valuations of the voting common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 222 and 223 of the Registration Statement. As discussed below, the methodologies used by AvePoint with the assistance of the third-party valuation firm to determine the fair value of the voting common stock included the market approach (subject company transaction method) and an Option Pricing Model allocation method (“OPM”) to allocate the value of AvePoint. The following table summarizes the valuation dates, methods and resulting valuations used for the accounting for share-based payments in 2020:

Valuation Date	Valuation Methods	Estimated Value per Share of Voting Common Stock
December 31, 2019	OPM / subject company transaction method	$33.94

August 12, 2020 (retrospective)	OPM / subject company transaction method / PWERM	$34.32

The assumptions used in each valuation model to determine the fair value of the voting common stock as of the grant date of each option are based on numerous objective and subjective considerations, combined with management judgment, including but not limited to the following:

•	AvePoint’s actual operating results and financial performance;

•	the prices, preferences, and privileges of shares of AvePoint’s convertible preferred stock relative to shares of AvePoint’s common stock;

•	current business conditions and projections;

•	stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of AvePoint, given prevailing market conditions and the nature and history of AvePoint’s business;

•	market multiples of comparable companies in AvePoint’s industry;

•	industry information, such as market size and growth;

•	secondary sales of AvePoint’s shares in arm’s length transactions;

•	adjustments, if any, necessary to recognize a lack of marketability for AvePoint’s shares; and

•	macroeconomic conditions.

Determination of Estimated Value

Income Approach

The income approach attempts to convert future expected economic benefits, generally, cash flow, into a present value. As one application of the income approach, a valuation specialist may utilize the discounted cash flow (“DCF”) method. The DCF method develops a value for a company’s business enterprise as a whole, which is based on direct projections of its future earnings-generating capabilities.

April 28, 2021

Market Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. Applications of the market approach may include the guideline company method, back-solve method and subject company transaction method. The guideline company method involves consideration of the market price of stock of comparable public companies and then developing a pricing multiple by dividing the comparable stock’s price by an economic variable. The back-solve method is a method wherein the equity value for a privately-held company is derived from a recent transaction in the company’s own securities. Based on recent transactions, an acceptable model can be used to “back-solve” for the implied equity value of the company. Under the model, the implied equity value is the result of solving such that the implied price of the last round of financing is equal to its issuance price. Similar to the back-solve method, the subject company transaction method is a method wherein a value is derived from a recent transaction in a company’s own securities. However, whereas the OPM back-solve method derives the total 100% equity value, the subject company transaction method derives the value of a share of an individual class of equity. Since the subject company transaction method yields a per share value rather than an aggregate equity value, it is weighted with the result of the OPM allocation (which allocates the total equity value concluded under the other market approach and income approach methods).

Option Pricing Allocation Model

The Black-Scholes OPM can be used to allocate value to the various share classes. The OPM treats securities, including debt and common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g., participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM considers five key inputs: the total consideration of the most recent transaction, the rights and preferences of the shareholders, time-to-liquidity, the risk-free interest rate, and volatility.

Marketability Discount

In determining the estimated fair value of common stock on the date of grant, it is appropriate to consider that the security may not be freely tradeable in the public markets. The estimated fair value of the voting common stock of AvePoint at each grant date therefore reflects a discount for lack of marketability (“DLOM”), which considers that AvePoint is a closely-held entity with a diversified shareholder base and that the ownership rights of the subject common shares are subordinate to the preferred shares, and is partially based on the anticipated likelihood and timing of a future liquidity event for the subject shares.

Summary of Equity Awards

Since January 1, 2020 and through the date of the initial filing of the Registration Statement, the AvePoint Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share For Financial Reporting Purposes
August 12, 2020	1,327,432	$33.94	$33.94

In the absence of a public trading market, the AvePoint Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the factors discussed on pages 222 and 223 of the Registration Statement.

April 28, 3031

December 2019 Financing

On December 26, 2019, AvePoint closed a financing round (the “December 2019 Financing”) in which certain affiliates of TPG Sixth Street Partners acquired 4,832,409 shares of a newly designated Series C Preferred Stock for a purchase price per share of $31.0404, for a total investment of $150.0 million. In addition, certain investors acquired 657,514 shares of voting common stock of AvePoint for a purchase price per share of $26.3112 for a total investment of $17.3 million, and certain investors invested in AvePoint through an aggregator entity, AVPT, LLC, which acquired 497,735 shares of non-voting common stock for a purchase price per share of $32.889 for a total investment of $16.37 million. The total amount AvePoint raised in the financing was $183.7 million.

AvePoint used the proceeds from the December 2019 Financing to redeem all of the issued and outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock for a purchase price per share of $26.3112, and 2,631,842 shares of Series B-1 Preferred Stock and 2,385,032 shares of Series B-2 Preferred Stock for a purchase price per share of $32.889. Following such redemptions, 694,498 shares of Series B-1 Preferred Stock and 351,445 shares of Series B-2 Preferred Stock remained issued and outstanding.

December 2019 Valuation

Following the December 2019 Financing, AvePoint, with the assistance of a third-party valuation firm, performed a valuation of the voting common stock as of December 31, 2019 (the “December 2019 Valuation”). In determining the fair market value of 100% equity of AvePoint, the DCF method under the income approach, and the guideline company method and back-solve method under the market approach were relied upon. In determining the fair market value of the voting common stock, the 100% of equity value was used as an input in the OPM and considered with the subject transaction method.

•

DCF Method: The DCF model was based on AvePoint management’s projections for revenue and expense, as well as capital expenditure and working capital needs, through December 31, 2027. The projected after-tax cash flows for each year was then discounted back to its present value and added to the present value of the terminal value. The DCF method results in an enterprise value to which AvePoint’s cash balance was added to arrive at a non-controlling, marketable equity value. AvePoint did not have any outstanding debt at the measurement date. The DCF method resulted in an equity value of $712.9 million.

•

Guideline Company Method: Under the guideline company method, a set of public companies deemed comparable to AvePoint was identified in order to calculate multiples based on the total enterprise value of each of the companies identified in relation to LTM (last twelve months) revenue and NTM (next twelve months) revenue. Based on these data, AvePoint selected appropriate LTM and NTM multiples to arrive at a total enterprise value for AvePoint, to which its cash balance was added resulting in an estimated non-controlling, marketable equity value. AvePoint did not have any outstanding debt at the measurement date. The guideline company method resulted in an equity value of $731.6 million.

•

Back-Solve Method: Since AvePoint had a recent financing round prior to the valuation date, the back-solve method was deemed appropriate as a primary valuation methodology. Based on the financing round, the OPM model was utilized to solve for the 100% equity value that yielded a fair market value equal to the issuance price, considering the discounts inherent in the non-voting issuance price. In negotiating a price, it was assumed that the investors in the non-voting stock would consider their lack of voting rights and the lack of marketability in the shares. Given the financing round occurred on December 26, 2019, no adjustment was deemed necessary to carry the value forward to December 31, 2019. Excluding the Series B preferred shares[1], AvePoint had an equity value of $730.0 million in such financing.

•

OPM Allocation Method: After reconciling the results from the DCF method, guideline company method and back-solve method, the concluded 100% equity value for AvePoint, excluding the Series B preferred shares[1], was $710.9 million. In order to value the voting common stock, an allocation model was used.

[1]

AvePoint intended to and did redeem the Series B Preferred shares (B-1 and B-2) before any liquidation event. Therefore, the fair value of the Series B Preferred was deducted from the aggregate equity value to calculate the aggregate equity value for allocation purposes and the Series B Preferred shares were excluded from the OPM and Back-Solve Method.

April 28, 2021

Various allocation methods are acceptable under differing circumstances, including the current value method, probability-weighted expected return method, and OPM. Given the facts and circumstances, AvePoint believed the OPM was the most appropriate allocation model. The aggregate common value allocated on a non-controlling, marketable basis was $370.1 million. The implied per share value for the voting shares of common stock, on a non-controlling, marketable basis after consideration of the voting premium of 5.0%, but before consideration of the DLOM, was deemed to be $37.06 per share.

•

Subject Company Transaction Method: AvePoint relied on the subject company transaction method to value its voting common stock because there were multiple arms’ length transactions in its common stock around the measurement date. On December 26, 2019, AvePoint issued 497,735 non-voting shares at a price of $32.889 per share, and 657,514 voting shares at a price of $26.3112 per share. The issuance of non-voting shares was deemed more representative of the fair market value on a non-controlling, non-marketable basis, so AvePoint considered the non-voting price to calculate the fair market value of the voting shares using the subject company transaction method. AvePoint used the non-controlling, marketable value of the non-voting common shares sold of $32.889 per share, which assumed a 10% discount (or $3.6543) for lack of marketability and further added a voting premium of 5% (or $1.8272) to conclude an implied fair market value of $38.3705 per voting common share. In determining the DLOM of 10% to be applied to the equity interest value of AvePoint, the fact that AvePoint is a closely held-entity with a diversified shareholder base was considered as was the fact that the ownership rights of the voting common stock are subordinate to the Series B preferred and Series C preferred shares. Given the issuances occurred on December 26, 2019, no adjustment was deemed necessary to carry the value forward to December 31, 2019.

AvePoint used the per share value of the voting common stock calculated from the OPM allocation method and subject company transaction method. AvePoint gave equal weight to each of the methods to calculate a non-controlling, marketable value of the voting common stock of $37.72 per share. To this non-controlling, but fully marketable equity value, AvePoint applied the 10% marketability discount to yield a fair market value of one share of voting common stock of $33.94.

In August 2020, the AvePoint Board granted options to purchase 1,327,432 shares of voting common stock with an exercise price of $33.94 per share. In determining the fair value of the voting common stock for the August 2020 grants, the AvePoint Board considered the above valuation and relevant business conditions and, despite the economic uncertainty and headwinds caused by the ongoing COVID-19 pandemic, concluded that the financial forecasts that formed the basis for the valuation were still achievable and therefore AvePoint’s equity value since December 31, 2019 was unchanged.

August 2020 Retrospective Valuation

In January 2021, AvePoint, with the assistance of a third-party valuation firm, performed a retrospective valuation of the voting common stock as of August 12, 2020. This retrospective valuation was prepared using the hybrid model, which used market approaches to estimate AvePoint’s enterprise value. The hybrid model is a probability-weighted expected return model (“PWERM”), sometimes referred to as a scenario-based model, where the equity value in one or more scenarios is calculated using the OPM method and other scenarios may consider alternative allocation methods. The two scenarios considered as part of the PWERM were a Merger and Acquisition (“M&A”) scenario and an Initial Public Offering (“IPO”) scenario, which were probability weighted at 99% and 1%, respectively.

In the M&A scenario, AvePoint used the per share value of the voting common stock calculated from the OPM allocation method and subject company transaction method. The concluded equity value for AvePoint, used in the OPM was $753.0 million. The aggregate common value allocated on a non-controlling, marketable basis was $399.2 million. The implied per share value for the voting shares of common stock, on a non-controlling, marketable basis after consideration of the voting premium of 5.0%, but before consideration of the DLOM, was deemed to be $37.38 per share.

The subject company transaction method was also used to value its voting shares of common stock because there were transactions around the valuation date. On June 19, 2020, AvePoint issued 722,734 non-voting shares at the price of $32.889 per share. AvePoint used the non-controlling, marketable value of the non-voting common shares sold of $32.889 per share, which assumed a 10% discount (or $3.6543) for lack of marketability and further added a voting premium of 5% (or $1.8272) to conclude an implied fair market value of $38.3705 per voting common share. The OPM and subject company method fair market values were equally weighted at 50% to arrive at a fair value of $37.88 to which a 10% DLOM was applied to arrive at a fair market value of $34.09 per share.

April 28, 2021

In the IPO scenario, the concluded equity value for AvePoint was $1.3 billion based upon management’s estimate. The expected value at the IPO was allocated to the classes of equity using the Current Value Method, also known as the Waterfall Method, then discounted back to the measurement date to derive a present value. The aggregate common value allocated on a non-controlling, marketable basis was $746.2 million. The implied per share value for the voting shares of common stock, on a non-controlling, marketable basis was deemed to be $57.38 per share. The IPO scenario did not consider a non-voting discount or a DLOM, assuming all shares participate in the same manner under the IPO scenario.

Applying the scenario probability weighting of 99% and 1%, respectively, resulted in a concluded fair market value of voting common stock of $34.32 per share.

AvePoint considered that the retrospective valuation as of August 12, 2020, reflected a higher price per share of $0.38 per share relative to the valuation as of December 31, 2019, and concluded that even if such fair market value was appropriate, after calculating the Black-Scholes value of such difference across the aggregate number of shares underlying such options, the incremental stock-based compensation expense was immaterial to any period.

Business Combination Agreement

On November 23, 2020, the Company and AvePoint announced the proposed business combination of the companies which had a concluded equity value for AvePoint of $1.99 billion. The implied fair value of the shares of AvePoint common stock as determined by the exchange ratio in the business combination is $86.85 per share. The Company respectfully submits that the increase in equity value from the August 2020 grant date to the date of the business combination agreement is attributable to several factors, as discussed below:

•

Commencing in March 2020 and continuing into the third quarter of 2020, AvePoint experienced significant apprehension from customers on IT-related spending projects due to significant global economic uncertainty as a result of the ongoing COVID-19 pandemic. In the second quarter of 2020, AvePoint responded by reducing its work force by approximately 10% in anticipation of an economic slow-down.

•	During the first nine months of 2020, AvePoint’s financial results and trends reflected the economic uncertainties facing technology concerns:

•	On a GAAP basis, AvePoint’s revenue was $32.7 million, $39.9 million and $39.8 million during the three months ended March 31, June 30 and September 30, 2020, respectively.

•

On a Non-GAAP basis, AvePoint’s operating income was only approximately $5,000 during the three months ended March 31, 2020, and increased to $4.8 million and $6.8 million during the three months ended June 30 and September 30, 2020, respectively.

•	Total ARR (as discussed on page 202 of the Registration Statement) was $97 million, $104 million and $112 million during the three months ended March 31, June 30 and September 30, 2020, respectively.

•	AvePoint’s other key business metrics (as discussed on pages 202 and 203) of the Registration Statement) reflected similar fluctuations and trends.

•

In September 2020, in light of an improving business outlook, but cognizant of business conditions which existed at the outset of the COVID-19 pandemic earlier in the year, and its June 2020 financing which did not reflect any increase in value from the December 2019 financing, AvePoint approached existing investors regarding a potential financing valuing AvePoint at $1 billion ($53.40 per share). On September 28, 2020, certain existing AvePoint investors acquired 676,525 shares of non-voting common stock at a purchase price of $53.40 per share, for aggregate gross proceeds of $36.1 million.

April 28, 2021

•

Although AvePoint had experienced a significant amount of uncertainty commencing in March 2020 and continuing into the third quarter of 2020, in September 2020, macroeconomic factors began changing. Per the BEA, U.S. GDP improved 33.4% in the third quarter as compared to the second quarter. AvePoint customers began to re-start conversations, and confirm and expand software orders as the economy appeared to be accelerating/shifting a trend toward a technologically focused environment, heavily attributable to labor-force dynamics necessitating a rapid increase in remote work. As an example, Microsoft, one of the core platforms for AvePoint’s solutions, announced a growth in daily active Teams users exceeding 50% in just five months, from 75 million in May 2020 to 115 million in October 2020.

•

As sales orders solidified through the third quarter 2020, AvePoint re-forecasted its 2020, 2021 and 2022 revenue, gross profit and EBIT (each as disclosed on page 103 of the Registration Statement), which reflect significant increases from the financial forecasts available to the AvePoint Board at the time of the December 2019 Valuation and used to determine to the fair value of the common stock in August 2020.

•

The S&P 500, Dow Jones Industrial Average, Nasdaq and broad market Wilshire 500 indices posted broad gains in the third quarter of 2020 on steadily improving economic data and surges in large technology stocks. Improved consumer spending and hiring data, which were both up in the third quarter of 2020, boosted investor confidence, leading to the widespread gains seen in major equity indices during the third quarter.

•

AvePoint’s peer companies began experiencing significant growth and publicly-traded SaaS companies traded at all-time high multiples, per the SaaS Capital Index, closing the third quarter 2020 at north of 14x revenue multiples. The equity market was further buoyed by significant SaaS IPOs, such as Snowflake, JAMF, JFrog, and Sumo Logic. During September 2020, seven SaaS companies completed IPOs, equaling the total IPOs during the June to August 2020 period.

•

As the realization of COVID’s impact on the transformation of the digital workplace came to the forefront, SaaS company valuations continued to rise, with the monthly SaaS Capital Index rising from 15.0x next twelve months (NTM) revenue as of September 30, 2020 to 15.8X NTM of November 30, 2020.

Summary

The Company believes that the sales to third parties of AvePoint’s securities reflect the uncertainty of 2020 and the impact of the COVID-19 pandemic on AvePoint’s business, and as evidenced by the price per share AvePoint was able to negotiate for its non-voting shares of common stock on December 26, 2019 ($32.889 per share), June 19 , 2020 ($32.89 per share) and September 28, 2020 ($53.40 per share).

The Company respectfully submits that the AvePoint Board’s determination of the fair value of its voting common stock for financial reporting purposes is appropriate in light of the economic uncertainty caused by the COVID-19 pandemic and its initial impact on AvePoint during the first part of 2020, and the subsequent increase in equity value in the latter part of 2020 is a reflection of the continued acceleration of market adoption of AvePoint’s software solutions designed to enable its customers’ work from anywhere initiatives coupled with expanding revenue multiples across AvePoint’s SaaS peer group.

*    *    *

April 28, 2021

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,

/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation

Steven Fletcher, Advisor to Apex Technology Acquisition Corporation

Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.

Josh Dubofsky, Latham & Watkins LLP

John McKenna, Cooley LLP

Brian Leaf, Cooley LLP